RECEIVED
2004 JUL -1 A 8:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 (0)20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

Fax message

Koninklijke Wessanen

Company Office of International Corporate Finance
Securities and Exchange Commission

04035211

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From Corporate Communications

Fax number + 1 202 942 9624

Number of pages 2

Should you not have received legible copies of the indicated number of pages, please call +31 (0)20 547 95 28

Date July 1, 2004

Reference

Subject

ID # 82-1306

dlw 7/6

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Royal Wessanen nv

Corporate Communications

Prof. E.M. Meijerslaan 2 · P.O. Box 410
NL - 1180 AK Amstelveen · The Netherlands
t +31 20 547 95 28 · f +31 (0)20 547 94 45
corporate.communications@wessanen-hq.com
www.wessanen.com

press release

Amstelveen, the Netherlands, July 1, 2004

Wessanen signs credit facility

Royal Wessanen nv, the Dutch multinational Health and Premium Taste foods company, yesterday signed the final facility agreement with Rabobank and Fortis Bank (Nederland) N.V., as previously announced on May 3, 2004.

The agreement concerns a three year EUR 250 million credit facility. Fortis Bank (Nederland) N.V. will be the Facility Agent.

Proceeds will be used for general corporate purposes and to refinance current indebtedness of the company.

Since current market interest rates are considerably below the interest paid for the existing indebtedness, the financing agreement will have a positive effect on the net income of Wessanen as from 2005.

Executive Board
Royal Wessanen nv

For more information you can contact André van der Toorn – Head of Investor Relations by telephone on + 31 (0)20 5479 528 or via e-mail (corporate.communications@wessanen-hq.com).